January 21, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Stephen Krikorian, Mail Stop 4561

RE:	CIBER, Inc.
Form 10-Q for the Quarterly Period ended June 30, 2010
Filed August 5, 2010
File No. 001-13103

Dear Mr. Krikorian:

CIBER, Inc. is submitting the following responses to the Staff’s comment letter dated December 6, 2010.

Form 10-Q for the Quarterly Period ended June 30, 2010

Note (5) Goodwill, page 8

Comment:

We have evaluated your November 12, 2010 response and the supplemental information you provided.  This response and information continue to raise questions as to the appropriateness of the calculated fair values of CIBER’s reporting units and consequently the sufficiency of the goodwill impairment recognized.  More specifically, we did not find persuasive one or more of the reasons you cited to support the reconciliation of the aggregate of the fair value of CIBER’s reporting units to CIBER’s market capitalization.  After evaluating the supplemental information provided with the reconciliation, it appears that this difference may be attributable to the methods and assumptions you used to value your reporting units.  In order to help you facilitate our understanding of your reconciliation difference, we highlight below for your consideration observations

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January 21, 2011

about your explanation of the reconciliation difference as well as observations specific to your valuation approaches.  We ask that you reevaluate the appropriateness of your calculated fair values of your reporting units in the context of these observations.  If after conducting this reevaluation you continue to believe that your calculated fair values of your reporting units are appropriate, we ask that you reexamine the underlying causes of the reconciliation difference.

Reconciliation Observations

1.             We did not find persuasive your reconciliation assertion that the five factors previously cited by you and referenced in our October 19, 2010 comment letter would be disregarded by a market participant in determining the fair value of your reporting units.  We note the following:

•                  The assertion appears to be inconsistent with market participant behavior.  Your assertion that CIBER’s Chairman and CEO and President and the business strategy they articulate and the direction they provide has an insignificant effect on the fair value of a reporting unit suggests that market participants would immediately break-up CIBER in order to capture the significant “leadership change” premium to CIBER’s market capitalization implied by your deemed fair value of CIBER’s reporting units.

•                  The assertion appears to be inconsistent with several statements in the company’s filings as it suggests that CIBER’s Chairman and CEO and President play an insignificant role in creating the environment that:

-                  Permits CIBER’s domestic reporting units to operate without cash on hand.  CIBER’s historical cash management practices has relied upon a combination of “operating cash flow and borrowings, as well as periodic sales of [CIBER’s] common stock to finance ongoing operations and business combinations” (2009 Form 10-K, page 27 and June 30, 2010 Form 10-Q, page 21).

-                  Results in “corporate strengths…[that] position us to respond to the long-term trends, changing demands and competition within our principal markets” (2009 Form 10-K, page 7).  Your summary disclosure of the company’s competitive advantages suggests they are primarily rooted in the company’s ability to offer a broad range of complementary, quality services.

Response:

We appreciate the time of the Staff in clarifying certain of the questions contained in its December 6, 2010 letter.  We have reevaluated our reporting unit valuation assumptions and reconciliation analysis with our advisors, as addressed in the following responses, and continue

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to believe our reporting unit valuations at June 30, 2010 were reasonable and appropriate.  However, we also recognize that there can be differences in professional judgment when estimating the fair value of a reporting unit. We have given consideration to the issues raised in your December 6, 2010 letter and subsequent telephone call on January 5, 2010 as follows:

We estimated the fair value of each of our reporting units based on a weighting of both the income approach and the market approach.  The discounted cash flow (“DCF”) for each reporting unit that served as the primary basis for the income approach were based on discrete reporting unit financial forecasts developed by management.  The market approach applied revenue and EBITDA pricing multiples derived from publicly traded companies that are comparable to the respective reporting unit in order to determine the reporting unit values.

As we have indicated, we believe that our aggregate reporting unit fair values as of June 30, 2010 are higher than our market capitalization due to several factors affecting the stock market behavior of CIBER’s common stock and we have, in this confirmatory step, reconciled our reporting unit fair values with our market capitalization.  With regard to the concern expressed about market participant behavior in determining fair value of our reporting units, we note that you were concerned that our response indicated that our “Chairman and CEO and President and the business strategy they articulate and the direction they provide has an insignificant effect on the fair value of a reporting unit” and that a market participant “would immediately break up CIBER in order to capture the significant ‘leadership change’ premium to CIBER’s market capitalization.”  We in no way intended to imply that our long-time Chairman and CEO provided insignificant value to the organization and do not believe that it is a reasonable assumption that an immediate break up would occur in what was expected to be and what proved to be a short term situation.  To clarify, we do not believe the decline in our market value was generated by a lack of leadership or strategy at our reporting units, rather the decline resulted from the temporary uncertainty created in the market by the sudden change and the natural uncertainty that is created prior to the announcement of new leadership and the strategic plan of that leadership.

We believe, after reconsideration of the issue with our advisors, that this reconciliation item is a reasonable and supportable item to consider.  First, temporary market conditions can be seen to depress market capitalizations below the level indicated by a sum of the values of individual reporting units.  We believe this occurs when events transpire at companies that surprise the market.  We acknowledge that many surprise events would adversely affect a reporting unit value, but when the surprise events are temporary in nature and reporting unit performance is not expected to be affected, we believe it appropriate to consider such events as reconciling items.

In CIBER’s case, its reporting units are differentiated based on product offering, customer base and geography; they are separate, and function on a decentralized and relatively autonomous basis with each unit having its own president and underlying management team.  The management team of each reporting unit is responsible for executing the strategic plan and direction provided by corporate leadership.  Thus, a shortfall at one unit would not inevitably lead to a reduced value at another unit.  Similarly, events that occur at headquarters may or may

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not affect the fair value of a reporting unit.  For example, the unexpected change in CIBER’s leadership in April 2010 led to a decline in the market capitalization of CIBER due to stock market uncertainty about the future direction and strategy of the Company as a whole.  However, there was no change in the strategic direction of or decline in the expected operating results of the reporting units between the date of the change in leadership and the measurement date. We would agree that any long term loss of overall leadership and strategy would have an impact on the fair value of a reporting unit as the loss of such strategic direction would be expected to result in poorer operating results.  However, we expected that this was not a long-term, but rather a temporary situation and would expect that a market participant acquiring an individual reporting unit would consider it reasonable that the market participant would provide such leadership and strategic direction.

Additionally, we believe a market participant acquiring any of our reporting units is most likely another IT services company looking to expand its service offering scale or geographic reach.  CIBER, like others in the IT services business, has been an active acquirer on just this basis.  Indeed, since 1994, CIBER has engaged in over 60 merger/acquisition transactions, and evaluated many more as a potential buyer and seller.  As a buyer of numerous IT services business, we believe we understand market participant behavior in our industry and the factors market participants would likely consider in valuing an acquisition of our reporting units.  In this regard, we note that the earnings and revenue performance of the unit, as well as the key employees, including the management team, in the unit would be important to a buyer of the unit, but that the buyer would likely not factor in the temporary loss of the CEO of the overall enterprise.  The buyer would have its own CEO and would be looking to acquire customer relationships and the employees to serve those customers, and the level of success or experience of the CEO of the overall enterprise, to the extent it contributed to the reporting unit value, would be fully reflected in the historical financial performance, trends in such performance and, therefore, the projections for the reporting unit deemed credible by the buyer.  To support this point, we note that we did not experience a decline in the expected operating results of our reporting units between the date of our change in leadership and the measurement date.

Therefore, we evaluated the performance of our reporting units as of June 30, 2010 and we believe we appropriately valued those reporting units based on their individual performance and existing strategy.   The fair value of our reporting units was not impacted by the decline in the value of our common stock following the sudden departure of our CEO in April 2010, which we reasonably believed to be temporary.  We note that our market capitalization in April 2010 prior to the sudden leadership change was approximately $290 million.  This declined to approximately $200 million as of June 30, 2010.  We appointed our new CEO in July 2010.  In December 2010, we announced our business strategy and plans after which time our market value returned to and in fact surpassed the value in April 2010 with a market capitalization of $326 million as of December 31, 2010.  In our December 2010 articulation of our strategy and the steps we are taking to reach our projected financial results (which are not substantially different than at June 30, 2010), we believe that we have helped alleviate the market uncertainty caused by the leadership change.  We believe that this activity validates our expectation that the decline in the market capitalization as a result of uncertainty surrounding the sudden management change was in fact temporary, which we do not believe that a market participant evaluating the fair value of an individual reporting unit would reasonably consider.

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January 21, 2011

As additional data points, we note that our share price declined 33% from April 9, 2010, which was the last day of trading prior to the announcement of the leadership changes, to the June 30, 2010 measurement date for our impairment test ($4.14 versus $2.77).  This is more than double the declines of 14% and 15% in the NASDAQ and NYSE composite indices for the same period.  Similarly, from June 30 to December 31, 2010 our share price has increased by 69% from $2.77 to $4.68 while the NASDAQ and NYSE composite indices increased by 26% and 23%, respectively.

We note the Staff’s comments regarding the role that our CEO plays in creating an environment where (1) reporting units operate without cash on hand and instead rely on operating cash flow, borrowings and proceeds from the sale of common stock, and (2) corporate strengths and competitive advantages rooted in a broad range of complementary quality services.  The reference to operating without cash on hand and cash being provided from credit lines and equity sales does not mean to imply that the reporting units would not be self sufficient — it reflects the company’s cash management program where cash receipts are centralized.  The availability of debt or equity capital at corporate for expansion or other capital intensive measures does not suggest that these sources are unavailable because of a temporary absence of the CEO position, and in fact the company continued to rely on its historical bases for accessing cash flow subsequent to the CEO departure.  The Company also continues to offer a consistent suite of complimentary services both within and between our individual reporting units and the temporary absence of the CEO had no impact on the financial operations of our reporting units.

2.             We did not find any analysis in the supplemental information that explained how the value of the reporting units reflect the impact of the company’s anti-take-over defenses and the restrictions placed upon your business by your Senior Credit Facility (including limitations on the incurrence of additional investments, mergers, dispositions and acquisitions, and a prohibition on the payment of any dividends.) [See 2009 Form 10-K, page 14 and June 30, 2010 Form 10-Q, page 24, respectively.]

Response:

In accordance with ASC 820, we do not believe the fair value of our reporting units is affected by our anti-take-over defenses or the restrictions imposed on us by our Senior Credit Facility.   The effect of a restriction on the sale or use of an asset differs depending on whether that restriction is an attribute of the asset itself or a restriction on the entity holding the asset.   A restriction that is specific to the entity currently holding the asset will not transfer with the asset in a hypothetical sale and therefore would not be considered in the determination of fair value.  ASC 820-10-55-51, Example 6, illustrates the effect of such restrictions in determining the fair value of an asset in a hypothetical sale transaction.  When this guidance is applied to our anti-take-over defenses, these defenses apply to CIBER, Inc. as a whole and have no impact on the company’s ability to sell a reporting unit; thus a market participant would not benefit or be restricted by the rights plan, nor would such defenses transfer with the individual reporting unit when acquired by a market participant in a hypothetical sale transaction.  When this guidance is applied to our Senior Credit Facility, as this facility is an obligation of CIBER, Inc. and not that

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of any one of our individual reporting units, any restrictions which may exist in this facility would not transfer with a reporting unit to a market participant in a hypothetical sale transaction and should not be considered in determining the fair value of the reporting unit.  In addition, though we do not believe this relevant to how a market participant would consider the fair values of each of our reporting units, the forecasted cash flows included in our analysis of the fair value of each of our reporting units would not trigger a violation of any of the covenants or restrictions included in the Senior Credit Facility.

3.             We did not find any analysis in the supplemental information that explained why the magnitude of the forecast risk adjustment factor, which varied by reporting unit, appropriately captured for each reporting unit missed internal reporting-unit level budgets and declines in reporting-unit operating margins as the first paragraph on page 3 of your November 12, 2010 response indicates.

Response:

[*****](1)

4.             We were unable to reconcile the statement in the first paragraph on page 3 of your November 12, 2010 response that indicates that lower quartile comparable EBITDA multiples adequately reflected the effect of missed internal reporting unit level budgets and declines in reporting-unit level operating margins with the last paragraph on page 3 that indicates those multiples were only used when the comparable companies you identified did not in fact have comparable margins to the company.

Response:

To clarify our prior response, missed internal reporting-unit level budgets and declines in reporting-unit level operating margins are clearly relevant to the valuation of the reporting units and we believe that we have adequately taken these factors into account.  In the case of missed internal reporting-unit level budgets, we adjusted both the cash flow forecasts utilized and the risk premiums in our WACC calculations.  In the case of lower reporting-unit level operating margins relative to our peers, we utilized lower quartile comparable EBITDA multiples.   The lower cash flow forecasts utilized, which incorporated missed internal reporting-unit level budgets, and declines in reporting-unit level operating margins, impacted both the DCF and comparable public company (“CPC”) methodologies.

(1)  ***** Confidential Treatment Requested by CIBER, Inc. pursuant to Rule 83 of the Freedom of Information Act.*****

United States Securities and Exchange Commission

January 21, 2011

Discounted Cash Flow Methodology Observations

1.             It appears that the weighted average cost of capital assumption you use in each of your reporting unit valuations may be lower than it should be because:

•                  Your cost of equity estimates appears to exclude the small stock premium.

•                  Your methodology for determining your cost of debt estimates does not appear to eliminate the effects of any short-term (i.e., working capital and/or operational related) financings at each of the comparable companies you identify (for example, the cost of debt of several comparables, grossed up for taxes, are lower than your risk-free rate estimate).  It also excludes from the determination of your cost of debt assumption the effects of certain comparable companies that you identify for which debt is a part of their capital structure.  In reevaluating this particular assumption, please consider how the assumption would have changed had you derived the cost of debt estimates using the yield for long-term debt that corresponds to a representative long-term credit rating for the comparable companies.

Response:

If we were to consider a methodology similar to that which the Staff references above, we would assume a small size premium of 4% as well as a pre-tax cost of debt of 6% (based on Moody’s Baa corporate bonds). We have included an alternative calculation of the WACC for each of our reporting units utilizing these inputs in the supplemental analysis enclosed with this letter.  We believe the supplemental analysis further validates the WACC assumptions utilized in our DCF analysis.

2.             It does not appear appropriate to assume that the footnoted capital expenditure will occur absent contemporaneous evidence to support that assumption.  If appropriate contemporaneous evidence exists, it does not appear appropriate to include the footnoted capital expenditure without adjusting the discount rate used to present value the expected cash flows of the expenditure because the risk inherent in those cash flows will likely differ from those inherent in the reporting unit’s aggregate cash flows.

Response:

[*****](2)

(2)  *****Confidential Treatment Requested by CIBER, Inc. pursuant to Rule 83 of the Freedom of Information Act.*****

United States Securities and Exchange Commission

January 21, 2011

Comparable Public Company Methodology Observations

1.             It is unclear why the comparable company methodology yields significantly different value indications to those determined using the discounted cash flow methodology.  In reevaluating the fair value of your reporting units, please reconcile the value indications of both of these methodologies for each of your reporting units.

Response:

[*****](3)

2.             It is unclear why it is appropriate to use the multiples chosen to calculate the comparable public company valuation and why you weighted them equally.  In this regard, explain why this methodology is appropriate when the reporting units and the comparable companies you identify are fully operating businesses (i.e., non-start ups).

Response:

[*****](4)

3.             We are unable to identify in the supplemental information, the narrative that explains and supports the underlying revenue growth, margin improvement and SG&A reductions implicit in your EBITDA assumptions.  For example, it appears that the one of your reporting unit was in the bottom quartile and that you assume that reporting unit will be in the top quartile in future periods.

Response:

We have supplementally provided a narrative that supports the assumptions underlying our cash flow forecasts.

We acknowledge that:

•                  CIBER is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)  *****Confidential Treatment Requested by CIBER, Inc. pursuant to Rule 83 of the Freedom of Information Act.*****

(4)  *****Confidential Treatment Requested by CIBER, Inc. pursuant to Rule 83 of the Freedom of Information Act.*****

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January 21, 2011

•                  CIBER may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Christopher Loffredo, CIBER Chief Accounting Officer, at 6363 South Fiddler’s Green Circle, Suite 1400, Greenwood Village, CO 80111, (303) 220-0100.

Sincerely,

/s/ Peter H. Cheesbrough
Peter H. Cheesbrough
Executive Vice President and Chief Financial Officer